UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: February 18, 2022

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Calyxt Announces Pricing of Offering Of Common Stock and Warrants and Updates Business and Risk Factor Disclosure

On February 17, 2022, Calyxt, Inc. (“Calyxt”), a majority-owned (61.8% as of December 31, 2021) subsidiary of Cellectis S.A., announced the placement to an institutional investor in an underwritten offering of (i) 3,880,000 shares of Calyxt common stock, (ii) pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The pre-funded warrants will have an exercise price of $0.0001 per share of Calyxt common stock and the common warrants will have an exercise price of $1.41 per share of Calyxt common stock. The pre-funded warrants will be immediately exercisable and remain exercisable until exercised, while the common warrants will be exercisable six months after the date of issuance and will have a term of five years from the date of exercisability. The aggregate public offering price for each share of common stock or each pre-funded warrant and, in each case, an accompanying common warrant was $1.41. All securities sold in the Offering were sold by Calyxt.

In connection with the Offering, Calyxt disclosed certain preliminary estimated financial information as of December 31, 2021: Calyxt’s cash and cash equivalents was $13.7 million, restricted cash was $0.6 million, total current liabilities were $4.1 million, and financing lease obligations, including current portion, were $17.9 million.

This preliminary financial information, which has not been audited, is based on information currently available to Calyxt and is subject to the completion of Calyxt’s year-end financial closing procedures. It is possible that Calyxt’s independent registered public accounting firm may identify items that require Calyxt to make adjustments to the preliminary estimates set forth above and those changes could be material.

In connection with the Offering, Calyxt also provided an updated description of certain aspects of its business (the “Updated Calyxt Business Disclosure”) and updated the risk factor disclosure (the “Updated Calyxt Risk Factor Disclosure”) from Calyxt’s prior filings with the U.S. Securities and Exchange Commission.

The Updated Calyxt Business Disclosure is attached hereto as Exhibit 99.1 to this report and the Updated Calyxt Risk Factor Disclosure is attached hereto as Exhibit 99.2 to this report. References to the “Company” in the Updated Calyxt Business Disclosure and the Updated Calyxt Risk Factor Disclosure refer to Calyxt, Inc.

On February 18, 2022, Cellectis S.A. issued a press release relating to the foregoing matters. The press release is attached as Exhibit 99.3.

Forward-looking Statements

This report contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided by Calyxt regarding its preliminary financial information as of December 31, 2021. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, which may adversely affect such forward-looking statements and cause actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future

EXHIBIT INDEX

Exhibit Title

99.1	Updated Calyxt Business Disclosure

99.2	Updated Calyxt Risk Factors

99.3	Press Release, dated February 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

February 18, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer